Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 15, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11194
ETF Growth and Income Jan. ’24
(the “Trust”)
CIK No. 1995145 File No. 333-275797

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the ETFs that the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in past filings.

            Response:        If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.Please update the Trust’s Market Risk to reflect the ongoing conflict in Israel and Gaza.

Response:In accordance with the Staff’s comment, the Trust confirms that the Market Risk has been updated to reflect the ongoing conflict in Israel and Gaza.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon